July 9, 2012

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	LogMeIn, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-34391

Dear Mr. Gilmore:

In response to your letter dated June 12, 2012 regarding the LogMeIn, Inc. (referred to in the responses below as “LogMeIn” or the “Company”) Form 10-K for the fiscal year ended December 31, 2011, we offer the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Part I

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 51

1.	We note your disclosure on page 52 which indicates that you recognize the entire consideration associated with your multiple element arrangements ratably over the term of the related agreement or the customer life. Please provide additional details regarding the types of arrangements that result in recognition over the customer life rather than the term of the agreement and how you estimate customer life.

Response:

The Company informs the Staff that throughout its operating history, substantially all revenues generated by the Company (in excess of 99.5%) have related to either subscription fees recognized over the subscription term or perpetual licenses related to the Company’s Ignition and Remotely Anywhere products. In the Company’s history, it has entered into a limited number of multiple-element

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

arrangements where a subscription arrangement was bundled with upfront development fees. These development fees are not and have never been material to the Company’s results of operations neither in quantity nor dollar amount. Historically, the Company has recognized such development fees over the contract life, after considering the materiality and lack of sufficient history to estimate a customer life. Through the year ended December 31, 2011, the Company has not recognized any development fees over an estimated customer life. The Company has included disclosure in its financial statements for the year ended December 31, 2011 to acknowledge that prospectively the Company intends to recognize any upfront development fees over the estimated customer life, as the Company believes it now has the ability to estimate a customer life given that there is now five years of operational and customer data to analyze.

Beginning in 2012, the Company reviews all relevant facts and data when determining estimated customer life including historical and expected renewal rates, average active customer life, technology decay and obsolescence trends, internal development cycles, industry hardware/software refresh rates for supported technology, and other relevant factors.

In reaching its conclusion to recognize upfront development fees over an estimated life, the Company considered SEC Staff Accounting Bulletin Topic 13.A (“SAB Topic 13.A”) which states, in part, that “the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.” However, footnote 39 of SAB Topic 13.A clarifies the expected period of performance and states, in part: “The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee”.

Part III. Information Incorporated By Reference to Schedule 14A Filed April 13, 2012

Executive Compensation

Equity Incentive Awards, page 34

2.

In your response, please provide us with more detailed information regarding the factors considered by the board and compensation committee in awarding options to your named executive officers in fiscal year 2011. Given the wide range of, and significant increases in, option awards, an individualized discussion of the material factors considered and how those factors affected the size of the award for each NEO is warranted. In particular, please clarify and quantify your

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

references to “overall company performance” in 2010 and to “prior option grants [that] had already vested.” In addition, please tell us what you mean by “peer group benchmarking data and current market practices.”

Response:

The Company informs the Staff that, in connection with the February 2011 option grants, the Company’s Compensation Committee (the “Committee”) considered formal benchmarking data and peer group compensation ranges and structures provided by the Company’s third-party compensation consultant; the Company’s historical financial performance and growth rates; the employment and compensation history of each executive; the relative experience, seniority, past performance, future expectations and overall level of responsibility of each executive; the compensation of similar executives in the Company’s industry and region; the amount of equity ownership of each executive in the aggregate and the amount of each executive’s unvested equity ownership; and the relative ease or difficulty of replacing each executive with a well-qualified person and the number of well-qualified candidates to assume each executive’s role. In addition, the Committee considered the peer group benchmarking data and current market practices as more fully described in “Role of the Compensation Consultant” in the Company’s 2012 Proxy Statement. The Company believes its statements regarding positive performance in 2010 are supported by a number of metrics including its 36% percent revenue growth, 41% non-GAAP net income growth and a 95% increase in total customers. As discussed above, when considering new option awards the Committee considers, among other factors, the percentage an employee is vested in any previous award and the respective unvested profit in any previous awards in an effort to perpetuate the retention benefit of unvested options. In February 2011 the NEOs had vested between 35% and 80% of their current options and the Committee determined that additional grants were warranted at the time.

Summary Compensation Table, page 37

3.	Please explain to us why the amounts in the “Option Awards” column in your summary compensation table are inconsistent with, and less than, the figures included in the “Grant Date Fair Value of Option Awards ($)” column in your grants of plan-based awards table on page 38. Also, please clarify whether the option awards included in your summary compensation table and director compensation table on page 12 are listed at the aggregate grant date fair value, as awarded in 2011, and computed in accordance with FASB ASC Topic 718. See Items 402(c)(2)(v) and 402(k)(2)(iv) of Regulation S-K.

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

Response:

The Company informs the Staff that it calculated the “Option Awards” column of both the Director Compensation Table on page 12 of the Schedule 14A Proxy and the Summary Compensation Table on page 37 of the Schedule 14A Proxy based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to FASB ASC Topic 718 in the applicable year, excluding an estimate of forfeitures related to service-based vesting conditions (which represents how the Company accounted for the aggregate number of option awards granted to that director or NEO to date for the year 2011), rather than calculating those columns based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The Company did calculate the “Grant Date Fair Value of Option Awards” column of the Grants of Plan-Based Awards Table on page 38 of the Schedule 14A Proxy based on the “grant date fair value of stock option awards granted to our NEOs in 2011.”

For the Director Compensation Table on page 12 of the Schedule 14A Proxy, the only directors that received option awards in 2011 were Mr. Hughes and Ms. Schneider. The aggregate grant date fair value of the option awards granted to Mr. Hughes and Ms. Schneider in 2011 was $1,324,200 and $1,388,400, respectively, as computed in accordance with FASB ASC Topic 718.

The aggregate grant date fair value of the option awards granted to Messrs. Simon, Kelliher, Harrison, Anka, Shaw and Burton during 2011 as reported in the Summary Compensation Table on page 37 of the Schedule 14A Proxy was $2,319,000, $1,391,400, $0, $579,750, $1,404,800 and $463,800, respectively, as computed in accordance with FASB ASC Topic 718. Mr. Harrison did not receive any option awards during 2011.

The Company acknowledges the inconsistency in its reporting of the amounts in the “Option Awards” column of the Director Compensation Table and the Summary Compensation Table versus the “Grant Date Fair Value of Option Awards” column of the Grants of Plan-Based Awards Table and believes these inconsistencies are immaterial. In the future, the Company will report all of these amounts based on the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

In providing its response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filings it makes with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions, please feel free to contact Michael J. Donahue, The Company’s General Counsel, at 781-638-9094, James F. Kelliher, the Company’s Chief Financial Officer, at 781-638-9078, or me at 781-638-9059.

Sincerely,

/s/ Michael K. Simon
Michael K. Simon
President and Chief Executive Officer

LogMeIn, Inc., 500 Unicorn Park Drive - Woburn, MA 01801

Phone (800) 993-1790    Fax (781) 998-7792    www.LogMeIn.com